SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR FEBRUARY 22, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Directorate announcement dated 22 February, 2005



22 February 2005





Allied Domecq PLC - Directorate



Following the retirement of Donald Brydon on 27 January 2005, the Board of Allied Domecq PLC announces the following Board appointment: -



Francesco Caio is appointed as a Non-Executive Director with effect from 25 April 2005 and will also join the Board's Audit and Remuneration Committees.



Francesco Caio (47) is Chief Executive of Cable and Wireless plc; a post he has held since April 2003. Prior to his present role, Francesco was founder and Chief Executive of Netscalibur, a London-based pan-European IP services provider, and previously Chief Executive of Merloni Elettrodomestici, Omnitel Pronto Italia and Olivetti Ivrea. He is also a former Non-Executive Director of Motorola and Merloni Elettrodomestici.



Donald Brydon is succeeded in his role as the Board's Senior Independent Non-Executive Director by Paul Adams.



Commenting on the Board appointment, Sir Gerry Robinson, Chairman of Allied Domecq, said, "I am happy to welcome Francesco to the Board and I am looking forward to working with him."



                                      ends





Media enquiries:
Stephen Whitehead - 020 7009 3927
Director, Group Corporate Affairs, Allied Domecq PLC



Rupert Pittman - 020 7930 0777
Cardew Group





Investor enquiries:
Peter Durman - 07771 974817
Director, Group Investor Relations, Allied Domecq PLC








SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

22 February, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary